EXHIBIT 99.1

SNDL Announces Completion of Parallel Asset Acquisition and Positions for Nasdaq-Consolidated U.S. Medical Cannabis Operations

EDMONTON, Alberta, July 27, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) today announced the completion of the acquisition of certain assets of Surterra Holdings, Inc. and certain of its affiliates (collectively, “Parallel”), a U.S. vertically integrated cannabis operator with state-licensed operations in Florida, Texas and Massachusetts (the “Parallel Transaction”). The Parallel Transaction was previously announced on April 29, 2026.

The Parallel Transaction was completed pursuant to a strict foreclosure agreement, by and among SH Parent, Inc., Surterra Holdings, Inc., certain of their subsidiaries and CDXX TransCo, LLC (“TransactionCo”), together with a related contribution and exchange agreement among TransactionCo and participating Parallel creditors. Through the Parallel Transaction, TransactionCo completed a consensual secured creditor foreclosure of specified equity interests and assets associated with Parallel’s operations in Florida, Texas and Massachusetts. The Parallel Transaction substantially reduces Parallel’s legacy debt burden and provides SNDL, through its Sunstream Bancorp Inc. (“Sunstream”) joint venture, with indirect majority economic exposure equivalent to ownership of 66.7% of TransactionCo’s equity and 69.4% of its debt. The Company expects to be able to convert this indirect exposure in TransactionCo and its subsidiaries into direct, consolidated holdings in the coming months, subject to applicable legal, regulatory, accounting and Nasdaq requirements, resulting in SNDL becoming one of the first Nasdaq-listed companies to have direct, consolidated exposure to U.S. medical cannabis operations. Consistent with recent public uplisting precedents, SNDL expects any adult-use or recreational exposure, including in Massachusetts, to remain deconsolidated unless and until Nasdaq, applicable law, contractual arrangements, and accounting standards permit a different treatment.

“Closing the Parallel Transaction marks the successful completion of a complex, multi-year restructuring of one of Sunstream’s largest legacy credit investments and represents a defining milestone in our strategy to become a leading vertically integrated North American cannabis company,” said Zach George, Chief Executive Officer of SNDL. "SNDL now supports a 249-store cannabis retail network, the largest in the world by store count. We believe that the operating discipline, retail expertise and lessons learned from Canada’s intensely competitive cannabis market - including navigating regulatory complexity and excessive tax rates - will serve us well as we expand in key U.S. medical cannabis markets such as Florida, Massachusetts, and Texas. Coupled with our strong balance sheet and access to capital, SNDL is uniquely positioned to pursue disciplined growth and strategic consolidation to create long-term value for shareholders.”

Operating Platform

The operating assets acquired from Parallel include 56 retail locations and 3 cultivation and manufacturing facilities across Florida, Texas and Massachusetts. With annualized revenue of approximately US$150 million and a profitable foundation, the assets acquired from Parallel represent an attractive expansion platform following consolidation, with additional opportunities to accelerate growth and further enhance profitability. The existing footprint includes:

  Florida: 43 dispensaries operating under the Surterra Wellness brand from a single cultivation and production facility comprising approximately 175,000 square feet.
  Texas: 10 retail or pickup locations operating under the Goodblend brand from a single cultivation and production facility. Goodblend is one of only three active licensed operators serving Texas’ approximately 31.7 million residents, a population roughly 35% larger than Florida and more than three-quarters the size of Canada.
  Massachusetts: 3 dispensaries operating under the New England Treatment Access (“NETA”) brand and 1 cultivation and production facility comprising approximately 19,600 square feet.

Background to the Parallel Transaction

Talladega LP (“Talledega”), a partnership, wholly owned by affiliates of Sunstream, initially provided Parallel with a US$150 million secured loan on May 7, 2021 (the “Initial Loan”), secured by a junior security interest in substantially all of Parallel’s assets and a senior security interest in Parallel’s Massachusetts-based business. Parallel subsequently defaulted on the Initial Loan and indebtedness owing under its senior secured notes. Following the default, Talladega and certain senior noteholders (the “Senior Noteholders”) provided additional financing to preserve enterprise value while Parallel pursued strategic alternatives. These financings were ultimately addressed as part of the restructuring completed through a foreclosure agreement. After an extensive marketing process that did not result in an acceptable third-party transaction, Parallel, Talladega and the Senior Noteholders pursued the strict foreclosure Parallel Transaction completed today. The Parallel Transaction converted specified pre-closing creditor claims into a combination of new debt and ownership interests in TransactionCo and its subsidiaries. The Parallel Transaction extinguished approximately US$842 million of debt obligations of Parallel and establishes a more sustainable capital structure for the acquired business.

Financial Reporting

The closing of the Parallel Transaction does not have any immediate impact on SNDL’s financial reporting, other than the acquisition of the US$29.75 million principal loan position from PE Fund LP, which was acquired at a 25% discount to par value. This investment continues to be accounted for using the equity method under International Financial Reporting Standards based on SNDL’s indirect economic exposure. A change in financial reporting will occur once SNDL is in a position to convert its current indirect exposure into a direct majority equity and debt exposure that is expected to result in operational control and the consolidation of TransactionCo’s medical business. The final accounting classification and valuation of SNDL’s future direct interests, and any resulting gain, loss, impairment or other impact on the financial statements, remain subject to the completion of the required legal and regulatory steps, and applicable accounting and valuation analyses.

Advisors

Weil, Gotshal & Manges LLP is acting as legal counsel for Sunstream and Talladega. Moelis & Company is acting as the exclusive financial advisor and investment banker to Sunstream and Talladega.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL’s investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

FORWARD-LOOKING INFORMATION

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements”), including, but not limited to statements regarding the anticipated benefits of the Parallel Transaction, Parallel’s post-closing capital structure and path toward profitability, future operations, financial condition and performance of Parallel and the acquired businesses, the ability of Sunstream or SNDL to preserve or realize value from the restructuring, the continued compliance of the Sunstream structure with applicable laws and listing requirements, the potential conversion of indirect to direct holdings in Parallel, any future path to increased economic exposure, ownership, operational integration, uplisting-related treatment or consolidation by SNDL, future investments by Sunstream, and the expected accounting treatment and financial reporting implications of the Parallel Transaction. Forward-looking statements are frequently characterized by words such as “plan,” “continue,” “expect,” “project,” “intend,” “believe,” “anticipate,” “estimate,” “likely,” “outlook,” “forecast,” “may,” “will,” “potential,” “proposed” and similar words, or statements that certain events or conditions “may” or “will” occur. These statements are predictions based on assumptions, estimates, analyses and opinions considered reasonable as of the date made, including assumptions regarding the market size, continued validity of licences and regulatory approvals, the availability of financing and liquidity, the ability of the acquired businesses to execute their operating plans and service their indebtedness, the interpretation and application of U.S. federal and state cannabis laws and the accounting and valuation of the relevant debt and equity interests and there being no negative changes in the regulatory landscape. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual events or results to differ materially. These include risks relating to the illegality of cannabis under U.S. federal law, changes in federal or state laws, regulations or enforcement priorities, the maintenance, transfer or renewal of licences, operating, integration, liquidity and financing risks, the availability of working capital, the ability of Parallel and its subsidiaries to service the post-closing senior secured term loans, the collectability, priority, enforceability and valuation of the debt interests acquired, the difference between the face amount, purchase price and fair value of the acquired debt, adverse market and competitive conditions, the ability of Parallel to achieve its business plan, disputes among stakeholders, governance and control matters, listing compliance matters, the satisfaction of conditions to any exchange, increased exposure or consolidation; and accounting and valuation determinations.   Readers should review the risk factors described in SNDL’s Annual Information Form dated March 11, 2026 and in SNDL’s other public disclosure documents filed with Canadian securities regulators and available under SNDL’s profiles on SEDAR+ at www.sedarplus.ca and with the Securities and Exchange Commission through EDGAR at www.sec.gov/edgar. In respect of the forward-looking statements and forward-looking information, SNDL have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. SNDL believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information or statements and no assurance can be given that such events will occur in the disclosed time frames or at all. Should one or more of the foregoing risks or uncertainties materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although SNDL has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and SNDL does not undertake any obligation to publicly update such forward-looking information or forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.